SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ERP Operating Limited Partnership

(Name of Subject Company)

ERP Operating Limited Partnership

(Names of Filing Persons (Offeror))

3.85% Exchangeable Senior Notes due August 15, 2026

(Title of Class of Securities)

26884AAV5

(CUSIP Number of Class of Securities)

David J. Neithercut

President and Chief Executive Officer

Two North Riverside Plaza, Suite 400

Chicago, Illinois 60606

(312) 474-1300

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

Copies to:

Imad I. Qasim	Edward D. Ricchiuto
Sidley Austin LLP	Sidley Austin LLP
One South Dearborn Street	787 Seventh Avenue
Chicago, Illinois 60603 (312) 853-7000	New York, New York 10019 (212) 839-5300

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee (1)
$531,092,000	$29,634.94

(1)	Calculated based on a filing fee of $55.80 per $1,000,000 of Transaction Value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by ERP Operating Limited Partnership, an Illinois limited partnership (“ERP”). This Schedule TO relates to the offer (the “Exchangeable Notes Offer”) by ERP to purchase any and all of its 3.85% Exchangeable Senior Notes due August 15, 2026 (the “Exchangeable Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The aggregate principal amount of the outstanding Exchangeable Notes is $531,092,000. Simultaneously with the Exchangeable Notes Offer, ERP is also conducting an offer (the “Non-Exchangeable Note Offer”) to purchase any and all of its 6.95% Notes due March 2, 2011, 6.625% Notes due March 15, 2012 and 5.50% Notes due October 1, 2012 (collectively, the “Non-Exchangeable Notes”).

This Tender Offer Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and address.

The name of the issuer of the Exchangeable Notes is ERP Operating Limited Partnership. Its principal executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606 and its telephone number is (312) 474-1300.

(b)	Securities.

The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c)	Trading market and price.

The Exchangeable Notes are not listed on any exchange and there is currently no available trading market for the Exchangeable Notes. The information set forth in the section of the Offer to Purchase entitled “Significant Consequences to Non-Tendering Holders – Limited Trading Market” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

This Schedule TO is an issuer tender offer made by the filing person, ERP Operating Limited Partnership. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, information regarding Equity Residential (the filing person’s managing general partner) and Equity Residential’s Board of Trustees and executive officers is provided for in this Item. The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Interests of Board of Trustees and Executive Officers” is incorporated herein by reference.

The business address and telephone number of Equity Residential and each member of the Board of Trustees and each of our executive officers is: Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, (312) 474-1300.

Item 4. Terms of the Transaction.

(a)	Material terms.

(a)(1)(i)-(iii), (v)-(viii), (x) and (xii)

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Terms of the Offers” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(a)(1)(iv), (ix) and (xi)

Not applicable.

(a)(2)

Not applicable.

(b)	Purchases.

After making reasonable inquiry, ERP does not believe that any Exchangeable Notes are owned by Equity Residential, any member of the Board of Trustees of Equity Residential, executive officer or affiliate and, therefore, no Exchangeable Notes will be purchased by ERP from any such persons in the Exchange Notes Offer. The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Interests of Board of Trustees and Executive Officers” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The Exchangeable Notes were issued pursuant to Indenture, dated October 1, 1994, between ERP and The Bank of New York Mellon Trust Company, N.A. as successor trustee, the First Supplemental Indenture to the Indenture, dated as of September 9, 2004, the Second Supplemental Indenture to the Indenture, dated as of August 23, 2006 and the Third Supplemental Indenture to the Indenture, dated as of June 4, 2007 which are included as exhibits in Item 12 hereto.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Purpose of the Offers; Source of Funds” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Purpose of the Offers; Source of Funds” is incorporated herein by reference.

(c)	Plans.

None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Purpose of the Offers; Source of Funds” is incorporated herein by reference.

(b)	Conditions.

None.

(d)	Borrowed Funds.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Purpose of the Offers; Source of Funds” is incorporated herein by reference. The documents related to the credit facility are included as exhibits to Item 12 hereto. ERP has no current plans to repay the credit facility.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Interests of the Board of Trustees and Executive Officers” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Recent Securities Transactions” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the section of the Offer to Purchase entitled “Dealer Manager; Depositary; Information Agent” is incorporated herein by reference.

Item 10. Financial Statements.

ERP does not believe that it is required to include financial information due to the fact that this information is not material to holders of the Notes because, among other reasons:

(i)	the consideration offered consists solely of cash;

(ii)	the Exchangeable Notes Offer is not subject to any financing condition; and

(iii)	ERP is a public reporting company that files periodic reports electronically on EDGAR.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers” and the documents incorporated by reference thereto are incorporated herein by reference.

(2)-(4) Not applicable.

(5) None.

(b)	Other Material Information.

None.

Item 12. Exhibits.

(a)	Disclosure Material.

	(a)(1)	Offer to Purchase dated December 2, 2009.

	(a)(2)	Form of Letter of Transmittal.

	(a)(3)	Press Release issued by ERP on December 2, 2009.

(b)	Loan Agreements.

	(b)(1)	Revolving Credit Agreement dated as of February 28, 2007 among ERP, Bank of America, N.A., as administrative agent, JP Morgan Chase Bank, N.A., as syndication agent, Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book runners, Suntrust Bank, Wachovia Bank, National Association, Wells Fargo Bank, N.A., LaSalle Bank National Association, The Royal Bank of Scotland plc, and US Bank National Association, as co-documentation agents, and a syndicate of other banks (included as Exhibit 10.1 to the Form 8-K dated February 28, 2007, filed on March 5, 2007).

	(b)(2)	Guaranty of Payment made as of February 28, 2007 between Equity Residential and Bank of America, N.A., as administrative agent for the banks party to the Credit Agreement (included as Exhibit 10.2 to the Form 8-K dated February 28, 2007, filed on March 5, 2007).

	(b)(3)	Amendment to Revolving Credit Agreement (included as Exhibit 10.1 to Equity Residential’s Form 10-Q for the quarterly period ended March 31, 2007, filed on May 9, 2007).

(d)	Contracts, Arrangements or Understandings.

	(d)(1)	Indenture, dated October 1, 1994, between ERP and The Bank of New York Mellon Trust Company, N.A. as successor trustee (included as Exhibit 4(a) to the Form S-3 filed on October 7, 1994).

	(d)(2)	First Supplemental Indenture to the Indenture, dated as of September 9, 2004 (included as Exhibit 4.2 to the Form 8-K filed on September 10, 2004).

	(d)(3)	Second Supplemental Indenture to the Indenture, dated as of August 23, 2006 (included as Exhibit 4.1 to the Form 8-K filed on August 23, 2006).

	(d)(4)	Third Supplemental Indenture to the Indenture, dated as of June 4, 2007 (included as Exhibit 4.1 to the Form 8-K filed on June 1, 2007).

	(d)(5)	Form of 3.85% Exchangeable Senior Note due August 15, 2026 (included as Exhibit 4.2 to the Form 8-K filed on August 23, 2006).

(g)	Oral Solicitation Materials.

None.

(h)	Tax Opinion.

None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2009

ERP Operating Limited Partnership

By: Equity Residential, its general partner

By:	/S/ ROBERT GARECHANA
Name:	Robert Garechana
Its:	Treasurer and Vice President

EXHIBIT INDEX

Exhibit No.

(a)	Disclosure Material.

	(a)(1)	Offer to Purchase dated December 2, 2009.

	(a)(2)	Form of Letter of Transmittal.

	(a)(3)	Press Release issued by ERP on December 2, 2009.

(b)	Loan Agreements.

	(b)(1)	Revolving Credit Agreement dated as of February 28, 2007 among ERP, Bank of America, N.A., as administrative agent, JP Morgan Chase Bank, N.A., as syndication agent, Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book runners, Suntrust Bank, Wachovia Bank, National Association, Wells Fargo Bank, N.A., LaSalle Bank National Association, The Royal Bank of Scotland plc, and US Bank National Association, as co-documentation agents, and a syndicate of other banks (included as Exhibit 10.1 to the Form 8-K dated February 28, 2007, filed on March 5, 2007).

	(b)(2)	Guaranty of Payment made as of February 28, 2007 between Equity Residential and Bank of America, N.A., as administrative agent for the banks party to the Credit Agreement (included as Exhibit 10.2 to the Form 8-K dated February 28, 2007, filed on March 5, 2007).

	(b)(3)	Amendment to Revolving Credit Agreement (included as Exhibit 10.1 to Equity Residential’s Form 10-Q for the quarterly period ended March 31, 2007, filed on May 9, 2007).

(d)	Contracts, Arrangements or Understandings.

	(d)(1)	Indenture, dated October 1, 1994, between ERP and The Bank of New York Mellon Trust Company, N.A. as successor trustee (included as Exhibit 4(a) to the Form S-3 filed on October 7, 1994).

	(d)(2)	First Supplemental Indenture to the Indenture, dated as of September 9, 2004 (included as Exhibit 4.2 to the Form 8-K filed on September 10, 2004).

	(d)(3)	Second Supplemental Indenture to the Indenture, dated as of August 23, 2006 (included as Exhibit 4.1 to the Form 8-K filed on August 23, 2006).

	(d)(4)	Third Supplemental Indenture to the Indenture, dated as of June 4, 2007 (included as Exhibit 4.1 to the Form 8-K filed on June 1, 2007).

	(d)(5)	Form of 3.85% Exchangeable Senior Note due August 15, 2026 (included as Exhibit 4.2 to the Form 8-K filed on August 23, 2006).

(g)	Oral Solicitation Materials.

None.

(h)	Tax Opinion.

None.